Exhibit 77(d)

                POLICIES WITH RESPECT TO SECURITIES INVESTMENTS

On February 26, 2002, the Registrant's Board of Trustees adopted, on behalf of each of the ING VP MidCap Opportunities Portfolio, ING VP SmallCap Opportunities Portfolio, ING VP MagnaCap Portfolio, ING VP High Yield Bond Portfolio, ING VP LargeCap Growth Portfolio, and ING VP Convertible Portfolio, in accordance with the requirements of Rule 35d-1 of the Investment Company Act of 1940, an investment policy to invest at least 80% of the Portfolio's assets in the type of investment suggested by its name, and to give shareholders 60 days' prior notice before any change in the 80% investment policy is implemented.

At the same board meeting, the Board approved revised investment strategies for the ING VP Convertible Portfolio that (1) remove the requirement that the Portfolio invest a minimum of 25% of total assets in common and preferred stocks and another 25% in other income producing convertible and debt securities; (2) allow the Portfolio to invest up to 35% in common and nonconvertible preferred stocks and nonconvertible debt securities, including high yield debt; (3) clarify that most but not all of the bonds in which the Portfolio invests have a remaining maturity of 10 years or less, or in the case of convertible debt securities have a remaining maturity or may be put back to the issuer in 10 years or less; and (4) clarify that the Portfolio is permitted to invest without limit in lower grade, high yield convertible securities.